Exhibit 4.1

DESCRIPTION OF SECURITIES

As of December 31, 2020, Zix Corporation (“we”, or “Zix”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): $0.01 par value common stock.

Our authorized capital stock consists of:

175,000,000 shares of common stock; and

10,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $0.01. Each authorized share of preferred stock has a par value of $1.00.

In the discussion that follows, we have summarized the material provisions of our restated articles of incorporation, as amended (our “Articles of Incorporation”), the certificate of designations with respect to the Series A Preferred Stock (the “Series A Certificate of Designations”) and our Bylaws relating to our capital stock.  This discussion is qualified in its entirety by reference to our Articles of Incorporation, the Series A Certificate of Designations and our second amended and restated bylaws (our “Bylaws”).  You should read the provisions of our Articles of Incorporation, the Series A Certificate of Designations and our Bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you.

Common Stock

Each share of our common stock has one vote in the election of each director and on all other matters voted on generally by our shareholders.  No share of common stock has any cumulative voting rights. Our Board may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any matters or questions affecting us.

The presence at a meeting of our shareholders, in person or by proxy, of holders of a majority of the outstanding shares entitled to vote as of the record date for that meeting will constitute a quorum.  Directors will be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, i.e., the person or persons receiving the greatest number of votes cast will be elected to the directorship or directorships being filled at the meetings. Directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the issued and outstanding shares entitled to vote in the election of directors.  Otherwise, shareholder approvals generally require the affirmative vote of the holders of at least a majority of the shares entitled to vote on a matter and represented in person or by proxy at the meeting of shareholders at which quorum is present.  Any matter as to which the Texas Business Organizations Code, as amended (“TBOC”), our Articles of Incorporation or our Bylaws specify that approval requires the affirmative vote of holders of greater than a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which quorum is present, at least the portion specified of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which quorum is present will be deemed to be the act of the shareholders on that matter.

Holders of common stock will be entitled to dividends in such amounts and at such times as our Board in its discretion may declare out of funds legally available for the payment of dividends.  We generally do not pay cash dividends, and we intend to retain future earnings to provide funds for use in the operation and expansion of our business. In addition, the payment of dividends on the common stock may be limited by obligations we may have to holders of any preferred stock or by the provisions of the terms of the loan agreements, indentures and other agreements we may enter into from time to time.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.  All issued and outstanding shares of our common stock are fully paid and nonassessable.

Our Common Stock is listed on The Nasdaq Stock Market (“Nasdaq”) under the symbol “ZIXI.”  As of March 3, 2021 there were 57,090,291common shares outstanding.

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Series A Preferred Stock

General

In January 2019, under the terms of our Articles of Incorporation, our Board authorized up to 100,914 shares of preferred stock as our Series A Convertible Preferred Stock, par value $1.00 per share (“Series A Preferred Stock”) and 35,086 shares of preferred stock as our Series B Convertible Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). On February 20, 2019, we issued to an investment fund managed by True Wind Capital (the “Investor”) 64,914 shares of Series A Preferred Stock and 35,086 shares of Series B Preferred Stock pursuant to an investment agreement (the “Investment Agreement”). On June 5, 2019, we received shareholder approval in accordance with Nasdaq Listing Rule 5635 and our Bylaws for (i) the conversion of our outstanding shares of Series B Preferred Stock into shares of our Series A Preferred Stock and (ii) the issuance of shares of our common stock in connection with any future conversion or redemption of our Series A Preferred Stock into common stock, or any other issuances of common stock to the Investor pursuant to the terms of the Investment Agreement that, absent such approval, would violate Nasdaq Listing Rule 5635.  On June 6, 2019, in connection with the receipt of the approval of shareholders, the 35,086 shares of Series B Preferred Stock held by the Investor automatically converted into 35,292 shares of Series A Preferred Stock based on the accrued value of such share of Series B Preferred Stock at the time of conversion. We currently do not have any shares of Series B Preferred Stock outstanding. As of March 3, 2021, there were 100,206 shares of our Series A Preferred Stock outstanding.

The following description of the terms of the Series A Preferred Stock is qualified in its entirety by reference to the terms of the Series A Certificate of Designations, a copy of which has been included as an exhibit to our Current Report on Form 8-K filed on February 20, 2019 and is incorporated herein by this reference.

Rank

The Series A Preferred Stock ranks:

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on a parity basis with each other class or series of our capital stock, the terms of which expressly provide that such class or series ranks on a parity with the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding-up of Zix (“Parity Stock”) and Series B Preferred Stock is Parity Stock;

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junior to each other class or series of our capital stock, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding-up of Zix; and

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senior to all classes of our common stock and each other class or series of our capital stock, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding-up of Zix.

Accretion; Dividends; No Stated Maturity

The Series A Preferred Stock initially had a Stated Value (as defined in the Series A Certificate of Designations) of $1,000 per share. From the Issue Date, the Stated Value per share of Series A Preferred Stock accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Rate of Accretion”). The Series A Preferred Stock is also entitled to receive any dividends paid in respect of the common stock on an as-converted basis.

The Series A Preferred Stock has no stated maturity and will remain outstanding indefinitely unless converted into common stock or repurchased or redeemed by Zix.

Voting Rights

The holders of the Series A Preferred Stock (the “Series A Holders”) are entitled to vote, together with the holders of common stock, on an as-converted basis on all matters submitted to a vote of the holders of common stock, and as a separate class on all matters relating to the Series A Preferred Stock.

Liquidation Rights

The Series A Preferred Stock has a liquidation preference equal to the greater of (i) the Stated Value per share as it has accreted as of such date (the “Accreted Value”) and (ii) the amount such holder would have received if the Series A Preferred Stock had converted into common stock immediately prior to such liquidation.

Optional Redemption

At any time after the fourth anniversary of the Issue Date, Zix may redeem the Series A Preferred Stock for an amount per share of Series A Preferred Stock equal to the Accreted Value per share of the Series A Preferred Stock to be redeemed as of the applicable redemption date multiplied by 1.50.

Holder Conversion Right

At any time, each Series A Holder may elect to convert each share of such Series A Holder’s then-outstanding Series A Preferred Stock into the number of shares of common stock equal to the quotient of (A) the Accreted Value with respect to such share on the conversion date divided by (B) the Conversion Rate as of the applicable conversion date plus cash in lieu of fractional shares.

Change of Control

Upon a change of control (as defined in the Series A Certificate of Designations), Zix is required to redeem the Series A Preferred Stock at a price per share of Series A Preferred Stock in cash equal to the greater of (i) the Series A Change of Control Redemption Price (as defined below) of such share of Series A Preferred Stock and (ii) (A) the amount of cash such Series A Holder would have received plus (B) the fair market value of any other assets in each case had such Series A Holder, immediately prior to such change of control, converted such shares of Series A Preferred Stock into shares of common stock. The “Series A Change of Control Redemption Price” per share of Series A Preferred Stock is the product of the Accreted Value of such share as of the date of determination multiplied by (1) 1.30 (if the change of control occurs before the first anniversary of the Issue Date), (2) 1.35 (if the change of control occurs on or after the first anniversary of the Issue Date but before the second anniversary of the Issue Date), (3) 1.40 (if the change of control occurs on or after the second anniversary of the Issue Date but before the third anniversary of the Issue Date), (4) 1.45 (if the change of control occurs on or after the third anniversary of the Issue Date but before the fourth anniversary of the Issue Date) and (5) 1.50 (if the change of control occurs on or after the fourth anniversary of the Issue Date).

Consent Rights

So long as any shares of Series A Preferred Stock are outstanding, the consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock will be necessary for Zix to effect (1) any amendment, alteration or repeal to our Articles of Incorporation or the Series A Certificate of Designations in a manner that would adversely affect the rights, preferences, privileges or power of the Series A Preferred Stock; (2) any amendment or alteration to our Articles of Incorporation or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue any parity stock or senior stock as to dividend or liquidation rights, (3) the issuance of shares of Series A Preferred Stock; (4) any action that would cause Zix to cease to be treated as a domestic corporation for U.S. federal income tax purposes; or (5) the incurrence of indebtedness that would cause Zix to exceed a specified leverage ratio.

Additional Investor Consent Rights; Board Designations

Pursuant to the Investment Agreement, for so long as any shares of the Series A Preferred Stock are outstanding, the consent of the Investor will be necessary for Zix to effect, subject to certain exceptions, any issuance by Zix of debt securities convertible into any capital stock. So long as the Investor beneficially owns shares of the Series A Preferred Stock and/or Common Stock issuable upon conversion of the Series A Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, the consent of the Investor will be necessary for Zix to effect any acquisition by Zix, directly or indirectly, in excess of $10 million where such acquired entity is outside Zix’s principal line of business.

Pursuant to the Investment Agreement, until such time as the Investor no longer beneficially owns shares of Series A Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 10% of the then-outstanding Common Stock, the Investor has the right to appoint two designees (the “Investor Designees”) to the Board.  At such time as the Investor no longer beneficially owns shares of Series A Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 10% of the then-outstanding Common Stock, but continues to beneficially own shares of Series A Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, then the Investor will have the right to appoint one Investor Designee to the Board. At such time as the Investor no longer beneficially owns shares of Series A Preferred Stock and/or Common Stock that represent, in the aggregate and on an as-converted basis, at least 5% of the then-outstanding Common Stock, then the Investor will no longer have a right to appoint an Investor Designee to the Board.

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